Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

ZEN Graphene Solutions Ltd. (the "Company")

210 - 1205 Amber Drive

Thunder Bay, ON P7B 6M4

Item 2 Date of Material Change

July 6, 2020

Item 3 News Release

A news release was issued by the Company on July 6, 2020, and filed on SEDAR.

Item 4 Summary of Material Change

On July 6, 2020 the Company announced the closing of the second tranche of a non-brokered private placement, comprised of 1,621,175 units, of its previously announced private placement of units (the "Offering"). The Company raised total gross proceeds of $2,049,999.80 under the Offering, which will be used to fund ongoing work on the Albany Graphite Project including graphene research and scale up, COVID-19 initiatives and other graphene applications development and for general corporate purposes.

Item 5.1 Full Description of Material Change

The total Offering consisted of the issuance of 3,416,666 units ("Units") at a price of $0.60 per Unit, for aggregate gross proceeds of $2,049,999.80. Each Unit consisted of one common share of the Company ("Common Share") and one half of one non-transferable share purchase warrant ("Warrant"). Each whole Warrant will entitle the holder thereof to acquire one additional Common Share at an exercise price of $0.80 per Warrant, exercisable for a period of twenty-four months from the closing of the Offering (the "Exercise Period").

All Warrants issued in connection with the Offering are subject to an acceleration clause. If the Company's share price trades at or above $1.00 per share for a period of ten (10) consecutive trading days during the Exercise Period, the Company may accelerate the expiry date of the Warrants to 30 calendar days from the date on which written notice is given by the Company to the holders of the Warrants.

The Common Shares and the Warrants issued in connection with the second tranche of the Offering will be subject to a hold period until November 7, 2020 in accordance with applicable securities laws.

Item 6 Reliance on Subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Brian Bosse

Chief Financial Officer

Tel: +1 (705) 618-0900

Email: brian@zengraphene.com

Item 9 Date of Report

July 16, 2020.